Exhibit 99.7

COOPERATION AGREEMENT

This Cooperation Agreement (this “Agreement”), dated August 12, 2021 (the “Effective Date”), is between Global Value Investment Corp. (“GVIC”) and Rocky Mountain Chocolate Factory, Inc. (the “Company”).

RECITALS

WHEREAS, the Company (through the Special Committee (as defined below)) and GVIC have engaged in various discussions and communications concerning the Company’s business and other matters.

WHEREAS, GVIC Beneficially Owns (as defined below) shares of common stock of the Company, par value $0.001 (the “Common Stock”), totaling, in the aggregate, 496,096 shares, or approximately 8.1%, of the Common Stock outstanding as of June 25, 2021 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2021 filed with the Securities and Exchange Commission on July 15, 2021 (the “SEC”).

WHEREAS, on June 24, 2021, GVIC delivered a letter (the “Nomination Notice”) to the Company providing notice of intent to (a) nominate Jeffrey Geygan, Robert Sarlls, Anthony Gray, Marcelle Rademeyer, and James Geygan for election to the Company’s board of directors (the “Board”) and (b) make a proposal concerning the repeal of any provision or amendment to the Company’s bylaws adopted by the Board without stockholder approval after December 6, 2019, and both such nomination and proposal were to be brought at the Company’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”).

WHEREAS, the Board has formed and delegated all necessary power and authority to a special committee of the Board comprised solely of independent, disinterested directors (the “Special Committee”) to, among other things, oversee and make final decisions regarding any corporate governance, board and/or management changes for the Company in connection with discussions with stockholders on director nominations and related governance matters, and the Special Committee has all necessary power and authority to execute and deliver this Agreement and cause the Company to perform its obligations hereunder;

WHEREAS, the Company and GVIC desire to enter into this Agreement regarding the appointment of one (1) director to the Board and certain other matters, in each case, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of, and reliance upon, the promises, representations, mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             Board Representation and Board Matters.

(a)           The Company (acting through the Special Committee) and GVIC agree as follows:

(i)	upon the execution of this Agreement, GVIC shall be deemed to have withdrawn the Nomination Notice, and any and all related materials and notices submitted to the Company in connection therewith;

(ii)	as soon as reasonably practicable, the Special Committee shall appoint Jeffrey R. Geygan to serve as a member of the Board with a term expiring at the 2021 Annual Meeting (and, if necessary, the Special Committee shall cause the Company to take all action necessary to expand the Board to permit the appointment of Jeffrey Geygan);

(iii)	as soon as reasonably practicable, but in no event later than the filing of the definitive proxy statement with the SEC for the 2021 Annual Meeting, the Special Committee shall cause the Company to nominate and begin efforts to accommodate the successful election of Jeffrey Geygan as a director of the Company at the 2021 Annual Meeting, with a term expiring at the Company’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”), provided, that the Company will (A) use its best efforts to cause the election of Jeffrey Geygan at the 2021 Annual Meeting (including, but not limited to, soliciting on behalf of Jeffrey Geygan and recommending that the Company’s stockholders vote in favor of his election) and otherwise support Jeffrey Geygan for election in a manner no less rigorous and favorable than the manner in which the Company supports, and has historically supported, its other nominees in the aggregate, and (B) take any other action necessary to nominate and elect Jeffrey Geygan to the Board;

(iv)	the Company, led and directed by the Special Committee, shall continue its efforts through an independent search firm (the “Director Search Firm”) to identity and appoint and/or nominate two (2) additional new, independent directors to the Board (other than Jeffery Geygan) (the “New Directors”), with such New Directors to be nominated for election as directors at 2021 Annual Meeting;

(v)	the Director Search Firm shall be instructed by the Special Committee to include in the candidate pool being considered by the Director Search Firm (A) any candidates nominated by GVIC (other than Jeffrey Geygan) or (B) suggested or nominated by other stockholders of the Company;

(vi)	as soon as reasonably practicable, the Company shall hire an independent search firm to identify a new President and CEO of the Company (the “Replacement CEO”) to replace Bryan Merryman, provided, that such search firm for the Replacement CEO search is not required to be the same firm as the Director Search Firm;

(vii)	from the Effective Date until the 2021 Annual Meeting, the Special Committee shall keep Jeffrey Geygan informed and up-to-date on the search for the New Directors and seek Jeffrey Geygan’s input in connection therewith; and

(viii)	if during the Standstill Period (as defined below) Jeffrey Geygan is unable to serve as a member of the Board for any reason, then GVIC shall be entitled to identify a replacement individual who qualifies as an independent director under Rule 5605 of the Nasdaq Listing Rules (any such director appointed to the Board in connection with such replacement right, a “Replacement Director”) and who is reasonably acceptable to the Nominating Committee of the Board and the full Board (acting in good faith in accordance with their customary and generally applicable procedures for evaluating director candidates, and subject to such proposed Replacement director providing (i) a completed and executed reasonable D&O questionnaire (substantially in the form completed by the Company’s incumbent, non-management directors), (ii) any information required to be or customarily disclosed for all applicable directors and candidates for directors in a proxy statement or other filings under applicable law or stock exchange rules or listing standards; (iii) reasonable information in connection with assessing eligibility, independence and other criteria applicable to the Company’s directors or satisfying compliance and legal obligations applicable to the Company’s directors; and (iv) such other information as reasonably requested by the Company from time to time with respect to person as required to be provided under the Company’s Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws) and such Replacement Director shall be promptly appointed to the Board (it being understood, for the avoidance of doubt, that such Replacement Director shall thereafter be entitled to the same rights and subject to the same requirements under this Agreement applicable to the replaced director prior to his or her ceasing to be a director, and such person shall be appointed to the Board to serve the unexpired term, if any, of such replaced director), it being understood that GVIC may propose multiple persons until a Replacement Director is identified.

(b)          Each party acknowledges that Jeffrey Geygan will, at all times while serving as a member of the Board, comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to all Board members, including the Company’s Code of Conduct, securities trading policies, anti-hedging policies, Regulation FD-related policies, director confidentiality policies and other corporate governance policies (each, a “Policy”). The Company agrees that it will not amend any Policy or the Company’s organizational documents for the purpose of disqualifying Jeffrey Geygan from service on the Board or any committee thereof, or take any other similar action to frustrate the purpose of this Agreement. The Company agrees to indemnify, compensate and reimburse Jeffrey Geygan in the same manner as other directors are indemnified, compensated and reimbursed in connection with their service on the Board or any committee thereof.

(c)          GVIC acknowledges that the U.S. securities laws generally prohibit any person who has received from an issuer material, non-public information concerning such issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

2.            Voting Commitment.

(a)          Prior to the 2021 Annual Meeting, GVIC agrees not to sell, dispose of or otherwise encumber any shares of the Common Stock that it Beneficially Owns (or are Beneficially Owned by any of its Affiliates or Associates), or otherwise encumber or restrict GVIC’s ability to vote such shares.

(b)          During the Standstill Period, GVIC shall cause all shares of Common Stock that it Beneficially Owns, or are Beneficially Owned by any of its Affiliates or Associates and over which it exercises or has voting authority, to be present for quorum purposes and to be voted as recommended by the Board on any matter to be voted on at any meetings of stockholders or at any adjournments or postponements thereof during the Standstill Period, including with respect to the election of directors.

3.            No Litigation.

(a)          GVIC covenants and agrees that, during the Standstill Period, it shall not, and shall not permit any of its Representatives acting on its behalf to, alone or in concert with others, knowingly encourage or pursue, or knowingly assist any other person to threaten, initiate or pursue, any lawsuit, claim or proceeding before any court or governmental, administrative or regulatory body (collectively, a “Legal Proceeding”) against the Company or any of its Representatives; provided, however, that the foregoing shall not prevent GVIC or any of its Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (collectively, a “Legal Requirement”) in connection with any Legal Proceeding if (i) such Legal Proceeding has not been initiated by, or on behalf of, or with the knowing material assistance of, GVIC or any of its Representatives or (ii) the Company has materially breached this Agreement; provided, further, that in the event that GVIC or any of its Representatives receives such Legal Requirement, GVIC shall, unless prohibited by applicable law, give prompt written notice of such Legal Requirement to the Company. Notwithstanding the foregoing, nothing in this Section 3(a) shall prevent or restrict GVIC from enforcing the terms of this Agreement.

(b)          The Company covenants and agrees that, during the Standstill Period, it shall not, and shall not permit any of its Representatives acting on its behalf to, alone or in concert with others, knowingly encourage or pursue, or knowingly support or assist any other person to threaten, initiate or pursue, any Legal Proceedings against GVIC or any of its Representatives; provided, however, that the foregoing shall not prevent the Company or any of its Representatives from responding to a Legal Requirement in connection with any Legal Proceeding if (i) such Legal Proceeding has not been initiated by, or on behalf of, or with the knowing material assistance of, the Company or any of its Representatives or (ii) GVIC has materially breached this Agreement; provided, further, that in the event that the Company or any of its Representatives receives such Legal Requirement, the Company shall, unless prohibited by applicable law, give prompt written notice of such Legal Requirement to GVIC. Notwithstanding the foregoing, nothing in this Section 3(b) shall prevent or restrict the Company from enforcing the terms of this Agreement.

4.            Standstill.

(a)          For purposes of this Agreement, the “Standstill Period” shall mean the period commencing on the Effective Date and ending on the date that is the earliest of (i) the failure of the Company to appoint Jeffrey Geygan to the Board within five (5) business days of the Effective Date, (ii) the date that is twenty (20) days prior to the beginning of the Company’s advance notice period for the nomination of directors at the 2022 Annual Meeting, and (iii) a material breach by the Company of its obligations under this Agreement which (if capable of being cured) is not cured within fifteen (15) days after receipt by the Company of written notice from GVIC specifying the material breach. Notwithstanding anything to the contrary in this Agreement, the Company agrees that for so long as Jeffrey Geygan is serving on the Board, the Board shall promptly notify GVIC in writing of any decision not to nominate Jeffrey Geygan for re-election (which written notice, if any, shall be delivered no later than thirty (30) days prior to the advance notice deadline for the nomination of directors at the meeting at which Jeffrey Geygan’s term expires).

(b)          GVIC agrees that, during the Standstill Period, it shall not (unless specifically requested in writing by the Company, acting through a resolution of a majority of the Company’s directors), directly or indirectly, and agrees to cause GVIC’s Affiliates and Associates to not, directly or indirectly, in any manner:

(i)	(A) make, engage in, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) of the Exchange Act) or consents to vote or advise, (B) encourage or influence any person other than any of its Affiliates or Associates with respect to the voting of any Voting Securities (as defined herein) for the election of individuals to the Board or to approve stockholder proposals (including by initiating, encouraging or participating in any “withhold” or similar campaign), (C) conduct any type of binding or nonbinding referendum with respect to any Voting Securities of the Company, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined in the Exchange Act), other than a “solicitation” or acting as a “participant” in support of all of the nominees of the Board at any annual or special meeting of stockholders or in connection with any solicitation of stockholder action by written consent, or (D) make or be the proponent of any stockholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise);

(ii)	form, join, encourage, influence, advise or in any way participate in any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) with any persons (excluding, for the avoidance of doubt, any group composed solely of GVIC, its Affiliates, its Associates) with respect to any Voting Securities or otherwise in any manner agree, attempt, seek or propose to deposit any Voting Securities in any voting trust or similar arrangement (including lending any Voting Securities to any person for the purpose of allowing such person to vote such Voting Securities in connection with any stockholder vote of the Company), or subject any Voting Securities to any arrangement or agreement with respect to the voting thereof (including by granting any proxy, consent or other authority to vote), except as expressly permitted by this Agreement;

(iii)	acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other group (including any group of persons that would be treated as a single “person” under Section 13(d) of the Exchange Act), through swap or hedging transactions or otherwise, any securities of the Company, or any rights decoupled from the underlying securities of the Company that would result in GVIC (together with the GVIC Associates) owning, controlling or otherwise having any Beneficial Ownership or other ownership interest in 12.5% or more of Common Stock outstanding at such time; provided, however, that nothing herein will require Common Stock to be sold to the extent that GVIC and the GVIC Associates, collectively, exceed the ownership limit under this clause (iii) as the result of a share repurchase or other Company action that reduces the number of outstanding shares of Common Stock;

(iv)	other than in Rule 144 open market broker sale transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities of the Company held by GVIC to any person or entity not a party to this Agreement (a “Third Party”) that, to GVIC’s knowledge (after due inquiry in connection with a private, non-open market transaction, it being understood that such knowledge shall be deemed to exist with respect to any publicly available information, including information in documents filed with the SEC), would result in such Third Party, together with its Affiliates and Associates, owning, controlling or otherwise having any Beneficial Ownership or other ownership interest in the aggregate of more than 4.9% of the shares of Common Stock outstanding at such time, or would increase the Beneficial Ownership or other ownership interest of any Third Party who, together with its Affiliates and Associates, has a Beneficial Ownership or other ownership interest in the aggregate of more than 4.9% of the shares of Common Stock outstanding at such time, it being understood that Section 4(b)(vi) and not this Section 4(b)(iv) shall govern with respect to any Extraordinary Transaction (as defined herein);

(v)	arrange, or in any way participate in, any financing for the purchase by any Third Party of securities of the Company or assets or businesses of the Company or any of its Affiliates without the prior written consent of the Company or its Affiliates, as applicable;

(vi)	effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in, any tender or exchange offer, merger, consolidation, acquisition, sale of all or substantially all assets or sale, spinoff, split off, or other similar separation of one (1) or more business units, scheme of arrangement, plan of arrangement or other business combination, recapitalization, reorganization, sale or acquisition of material assets, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries or joint ventures or any of their respective securities or a material amount of any of their respective assets or businesses (each, an “Extraordinary Transaction”), or encourage, initiate or support any other Third Party in any such activity; provided, however, that nothing in this Section 4 shall preclude the tender (or action not to tender) by GVIC or any of its Associates of any securities of the Company into any tender or exchange offer or vote for or against any transaction by GVIC or any of its Affiliates or Associates of any securities of the Company with respect to any Extraordinary Transaction, in each case provided such offer or transaction was not made or initiated by GVIC;

(vii)	engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right or other similar right (including any put or call option or “swap” transaction with respect to any security (other than a broad-based market basket or index)) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of the Company;

(viii)	(A) call or request the calling of any meeting of stockholders, including by written consent, (B) publicly seek representation on, or nominate any candidate to, the Board, except as expressly set forth in this Agreement, (C) publicly seek the removal of any member of the Board, (D) solicit consents from stockholders or otherwise act or seek to act by written consent, (E) conduct a referendum of stockholders, (F) present at any annual meeting or any special meeting of the Company’s stockholders, or (G) make a request for any stockholder list or other Company books and records, whether pursuant to Section 220 of the DGCL or otherwise;

(ix)	take any public action, or private action involving any Third Party, in support of or make any public proposal, or private proposal involving any Third Party, or public request, or private request involving any Third Party, that constitutes: (A) advising, controlling, changing or influencing the Board or management of the Company, including any plans or proposals to change the number or term of directors or the removal of any directors or to fill any vacancies on the Board, except as expressly set forth in this Agreement; (B) any material change in the capitalization, stock repurchase programs and practices, capital allocation programs and practices or dividend policy of the Company; (C) any other material change in the Company’s management, business or corporate structure; (D) seeking to have the Company waive or make amendments or modifications to the Company’s bylaws, or other actions, that may impede or facilitate the acquisition of control of the Company by any person; (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (F) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Notwithstanding the foregoing, in no way shall GVIC be prevented from taking any private action in support of or making any private proposal or private request under the foregoing subclauses (A)-(F) above that is limited to private actions, proposals or requests to the Company;

(x)	make any public disclosure, announcement or statement regarding any intent, purpose, arrangement, plan or proposal with respect to the Board, the Company, its management, policies or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement;

(xi)	commence, encourage or support any derivative action in the name of the Company, or any class action against the Company or any of its officers or directors;

(xii)	take any action which could cause or require the Company or any Affiliate of the Company to make a public announcement regarding any of the foregoing, publicly seek or request permission to do any of the foregoing;

(xiii)	enter into any discussions, negotiations, agreements or understandings with any Third Party to take or otherwise participate with any Third Party in any action or cause any action with respect to any of the foregoing, or advise, assist, facilitate, finance, knowingly encourage, seek to persuade any Third Party to take any action or make any statement with respect to any of the foregoing, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing; or

(xiv)	make any request or submit any proposal, directly or indirectly, to amend or waive the terms of this Section 4 or for the Board to specifically invite GVIC to take any actions prohibited by the terms of this Section 4, in each case, other than through non-public communications with the Company that would not be reasonably likely to trigger public disclosure obligations for any party.

The foregoing subclauses (i)-(xiv) of this Section 4(b) shall not be deemed to prohibit GVIC or its Representatives (as defined herein) from (X) communicating privately regarding or privately advocating in favor of or against any of the matters described in subclauses (i)-(xiv) of this Section 4(b) with, (Y) privately requesting a waiver of any of the foregoing provisions of subclauses (i)-(xiv) of this Section 4(b) from, the Company’s directors or officers, so long as such communications, advocacy or requests described in clauses (X) or (Y) are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, advocacy or requests.

(c)          Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 4 shall prohibit GVIC or its Associates from (i) commenting publicly about any publicly disclosed Third Party proposal to acquire the Company so long as GVIC has shared its views privately with the Company prior to making such public comments or (ii) having reasonable access to and participating in the Company’s earnings calls, investor calls or investor meetings, in the case of each of clause (i) and (ii), so long as GVIC does not violate Section 5(b) of this Agreement.

5.            Mutual Non-Disparagement.

(a)          During the Standstill Period, neither the Company nor any of its Affiliates or Associates shall in any manner, directly or indirectly, in any capacity or manner, make or cause to be made, or in any way encourage any other person to make or cause to be made, any public statement or public announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on or otherwise disparages, defames or slanders Jeffrey Geygan, GVIC or any of its Affiliates or Associates or any of their respective successors or current or former members, partners, officers, directors or employees (it being understood and agreed that the restrictions in this Section 5(a) shall not apply to any member of the Board based upon discussions solely among other members of the Board and/or management of the Company); provided, that the limitations set forth in this Section 5(a) shall not prevent the Company or any of its Affiliates or Associates from (i) responding to any public statement or announcement made by GVIC or any of its Associates that was made in breach of Section 5(b) below or (ii) if solicited by a Third Party, making objective statements that reflect the Company’s view with respect to factual matters concerning specific acts or determinations of GVIC and/or any of its Affiliates or Associates (or their respective current or former Representatives) occurring after the Effective Date. For the avoidance of doubt, a public statement or announcement shall only be deemed to be made by the Company if such public statement or announcement is made by (X) an executive officer or a member of the Board (other than an Jeffrey Geygan) or (Y) an employee or Representative of the Company authorized to make such statement or announcement on behalf of the Company.

(b)          During the Standstill Period, neither GVIC nor any of its Affiliates or Associates shall in any manner, directly or indirectly, in any capacity or manner, make or cause to be made, or in any way encourage any other person to make or cause to be made, any public statement or public announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on or otherwise disparages, defames or slanders the Company, any of its Affiliates or Associates or any of their respective successors or current or former members, partners, officers, directors or employees; provided, that, the limitations set forth in this Section 5(b) shall not prevent GVIC or any of its Affiliates or Associates from (i) responding to any statement made by the Company or any of its Affiliates, Associates or Representatives that was made in breach of Section 5(a) above or (ii) if solicited by a Third Party, making objective statements that reflect GVIC’s view with respect to factual matters concerning specific acts or determinations of the Company, any of its Affiliates or Associates or any current or former Representatives of the Company or any of its Affiliates or Associates occurring after the Effective Date. For the avoidance of doubt, a public statement or announcement shall only be deemed to be made by GVIC or an Affiliate or Associate thereof if such public statement or announcement is made by (X) an GVIC partner or executive officer or (Y) an employee or Representative of GVIC authorized to make such statement or announcement on behalf of GVIC.

6.            Public Announcements.

(a)          No later than one business day following the Effective Date, the Company shall announce the entry into this Agreement and the material terms hereof by means of press release that is mutually agreeable to the Company and GVIC (the “Press Release”). Prior to the issuance of the Press Release, neither the Company nor GVIC nor any of their respective Affiliates or Associates shall issue any press release, public announcement or other public statement (including, without limitation, in any filing required under the Exchange Act) regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other parties hereto. Neither the Company nor GVIC nor any of their respective Affiliates or Associates shall issue any press release, public announcement or other public statement (including, without limitation, in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Press Release and Public Filings (as defined below), except as required by law or applicable stock exchange listing rules; provided, however, that unless prohibited under applicable law, such party must provide written notice to the other party at least two (2) business days prior to making any such statement or disclosure required under applicable law or stock exchange listing rule that would otherwise be prohibited by the provisions of this Section 6, and reasonably consider any comments of such other party. For the avoidance of doubt, this Section 6 will not apply in connection with any actual or threatened Legal Proceeding to enforce the terms of this Agreement.

(b)          Promptly following the execution of this Agreement, and, no later than two (2) business days following the Effective Date, the Company shall file a Current Report on Form 8-K reporting entry into this Agreement and appending or incorporating by reference this Agreement (together with the Press Release, the “Public Filings”). The Company and GVIC shall mutually agree to any summary description of this Agreement used to describe this Agreement in the Public Filings. The Company shall provide GVIC with a reasonable opportunity to review and comment on the Public Filings prior to them being filed with the SEC and consider in good faith any comments of GVIC.

(c)          No later than two (2) business days following the Effective Date, GVIC shall file with the SEC a Schedule 13D in compliance with Section 13 of the Exchange Act reporting its entry into this Agreement and appending this Agreement as an exhibit thereto or incorporating this Agreement by reference from the Public Filings. The Schedule 13D shall be consistent with the terms of this Agreement. GVIC shall provide the Company with a reasonable opportunity to review and comment on the Schedule 13D prior to being filed with the SEC and consider in good faith any comments of the Company.

7.            Confidential Information. The Company hereby agrees: (a) at the sole election of GVIC, Jeffrey Geygan shall be permitted to and may provide material non-public information, including, but not limited to, discussions or matters considered in meetings of the Board or Board committees, to GVIC, subject to a customary and reasonable confidentiality agreement in a form to be agreed between the parties (the “Confidentiality Agreement”) and (b) the Company will execute and deliver the Confidentiality Agreement to GVIC substantially contemporaneously with execution and delivery thereof by the other signatories thereto. GVIC acknowledges and agrees that until such time as (X) GVIC elects to receive material non-public information and (Y) the Confidentiality Agreement becomes effective, (i) neither GVIC nor any of its Affiliates (other than Jeffrey Geygan) will request to receive, or knowingly and willingly accept, any material non-public information concerning the Company, its subsidiaries or their respective businesses from Jeffrey Geygan and (ii) non-public materials provided to the Board or committees thereof and communications relating thereto that are received by Jeffrey Geygan shall be deemed confidential information.

8.            Representations and Warranties of All Parties. Each of the parties represents and warrants to the other party that: (a) such party has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; and (c) this Agreement will not result in a violation of or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) any terms or conditions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party. The Company represents and warrants that (i) the Special Committee, pursuant to authority validly and properly delegated to the Special Committee by the Board at a meeting duly and properly noticed (or pursuant to an action of the Board by unanimous written consent) (such resolutions or written consent, the “Authorizing Resolutions”), has all necessary power and authority to execute and deliver this Agreement and cause the Company to perform its obligations hereunder (including to appoint Jeffrey Geygan to the Board and to cause the selection, nomination and appointment of the New Directors); (ii) a true, correct and complete copy of the Authorizing Resolutions has been provided to GVIC; (iii) the Authorizing Resolutions have not been withdrawn, modified, amended, rescinded or challenged in any way; (iv) no approval of the Board is required for the Company to execute and deliver this Agreement or for the Company to perform its obligations hereunder; and (v) none of the Company or the Special Committee or any of its members is aware of any reason why this Agreement would not be valid and enforceable in accordance with its terms.

9.            Remedy. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or threatened to be breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, without prejudice to any other rights and remedies otherwise available to the parties under this Agreement, the other party shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without the necessity of posting a bond or other security. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the non-breaching party.

10.          Governing Law; Jurisdiction. The parties agree that any action to enforce the terms and provisions of this Agreement or relating to the transactions contemplated by this Agreement shall be brought exclusively in the state courts of the State of Delaware or, if such courts shall not have jurisdiction, any federal court sitting in the State of Delaware. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the federal or state courts sitting in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the federal or state courts sitting in the State of Delaware, and EACH OF THE PARTIES IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY, (d) agrees to waive any bonding requirement if such a waiver is enforceable under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief, and (e) irrevocably consents to service of process by certified mail, signature required, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

11.          No Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

12.          Entire Agreement. This Agreement contains the sole and entire understanding of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to the subject matter. This Agreement may be amended only by an agreement in writing executed by the parties hereto.

13.          Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein shall be in writing and shall be deemed validly given, if (a) given by email, on the date sent by email (with email or telephonic confirmation of receipt) if sent during normal business hours of the Company, or on the next business day if sent after normal business hours of the Company, or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

If to the Company:	Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303
Email: bjmerrym@rmcf.net
Attention: Bryan Merryman

With a copy to (which shall not constitute notice):

Perkins Coie LLP
1900 Sixteenth Street, Suite 1400
Denver, CO 80202
Email: SAllison@perkinscoie.com and NPrusse@perkinscoie.com
Attention: Sonny Allison and Ned Prusse

If to GVIC:	Global Value Investment Corp.
1433 N. Water Street, Suite 549
Milwaukee, WI 53202
Email: Jeff.Geygan@GVI-Corp.com
Attention: Jeffrey Geygan

14.          Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

15.          Counterparts. This Agreement may be executed in two (2) or more counterparts either manually or by electronic or digital signature (including by facsimile or email transmission), each of which shall be deemed an original and all of which together shall constitute a single agreement.

16.          Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement without prior written consent of the other parties, provided that each party may assign any of its rights and delegate any of its obligations hereunder to any person or entity that acquires substantially all of that party’s assets, whether by stock sale, merger, asset sale or otherwise. This Agreement, however, shall be binding on and inure to the benefit of successors and permitted assignees of the parties hereto.

17.          No Third-Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and their respective successors and permitted assigns and is not enforceable by any other persons.

18.          Fees and Expenses. Each party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby; provided, however, that the Company shall reimburse GVIC for all reasonable, documented out-of-pocket fees and expenses in the preparation and execution of this Agreement and the related matters preceding or reasonably following its execution, provided that such reimbursement shall not exceed sixty thousand dollars ($60,000.00) in the aggregate.

19.          Termination.

(a)          This Agreement is effective as of the Effective Date and shall remain in full force and effect until the date that is earliest of (i) the failure of the Company to appoint Jeffrey Geygan to the Board within five (5) business days of the Effective Date, (ii) the date that is twenty (20) days prior to the beginning of the Company’s advance notice period for the nomination of directors at the 2022 Annual Meeting, and (iii) a material breach by either party hereto of its obligations under this Agreement which (if capable of being cured) is not cured within fifteen (15) days after receipt by such breaching party of written notice from the other party specifying the material breach. Following any termination of this Agreement in accordance with clause (i) of the prior sentence, the Nomination Notice will be automatically reinstated and be deemed to have not been withdrawn.

(b)          The provisions of Section 10 through Section 19 and Section 21 shall survive the termination of this Agreement. No termination pursuant to Section 19(a) shall relieve any party from liability for any breach of this Agreement prior to such termination.

20.          Certain Definitions. For purposes of this Agreement, the terms:

(a)          “Affiliate” and “Associate” shall have the meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act, provided, that any references to “Associate” herein shall be deemed to be preceded by the word “controlled.”

(b)          “Beneficial Ownership” and “Beneficially Own” shall have the meaning set forth in Section 13(d) of the Exchange Act.

(c)          “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(d)          “Representatives” of a person shall mean such person’s directors, officers, partners, employees, members or agents (acting in such capacity).

(e)          “Voting Securities” shall mean the Common Stock, and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for Common Stock or other securities, whether or not subject to the passage of time or other contingencies.

21.          Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of both of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “including” shall be deemed to mean “including without limitation” in all instances.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the Effective Date.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

By:	/s/ Rahul Mewawalla
Name:	Rahul Mewawalla
Title:	Chairman of the Board and Member of the Special Committee

GLOBAL VALUE INVESTMENT CORP.

By:	/s/ Jeffrey R. Geygan
Name:	Jeffrey R. Geygan
Title:	President and CEO

Signature Page to Cooperation Agreement